EXHIBIT 8

List of Subsidiaries

Subsidiary Name	Jurisdiction of Incorporation
1. Easy Park Ltd	Israel
2. Easy Park Israel Ltd.	Israel
3. Soft Chip Technologies (3000) Ltd.	Israel
4. OTI America, Inc.	Delaware, United States of America
5. InSeal SAS	France
6. OTI Africa, Inc.	South Africa
7. ASEC Spolka Akcyjna	Poland
8. Millennium Cards Technology Limited	Hong Kong, China
9. Millennium Cards Technology Limited	Shenzhen, China
10. e-Pilot Group	British Virgin Islands
11. Oriental Power Technology LTD	Hong Kong, China
12. Oriental Power Technology LTD	Shenzhen, China
13. Pioneer Oriental International Ltd.	Hong Kong, China
14. Pioneer Oriental International Ltd.	Shenzhen, China
15. InterCard Systemelectronic GmbH	Germany